Exhibit 99.1

TSX, NYSE – HBM 2024 No. 8

Hudbay Announces Upsize to Bought Deal Equity Offering to US$350 Million

Toronto, Ontario, May 22, 2024 – Hudbay Minerals Inc. (“Hudbay” or the “Company”) (TSX, NYSE: HBM) announced that the Company has agreed with the syndicate of underwriters led by RBC Capital Markets and BMO Capital Markets (collectively, the “Underwriters”) to increase the size of its previously announced equity offering. The Underwriters have agreed to purchase, on a bought deal basis from the Company, a total of 36,840,000 common shares of Hudbay (“Common Shares”) at a price of US$9.50 per Common Share for aggregate gross proceeds of US$349,980,000 (the “Offering”).

Hudbay has also granted the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase, on the same terms and conditions of the Offering, up to an additional 15% of the Common Shares issued in connection with the Offering. The Over-Allotment Option is exercisable, in whole or in part, by the Underwriters at any time until and including 30 days after closing of the Offering. The maximum gross proceeds raised under the Offering will be US$402,477,000 in the event the Over-Allotment Option is fully exercised.

In all other respects, the terms of the Offering and the use of proceeds therefrom will remain as previously disclosed in the original press release dated May 21, 2024.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward-Looking Information

This news release and the previously announced press release dated May 21, 2024 contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). All forward-looking information in news release is qualified by this cautionary note. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled” “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions).

Forward-looking information herein includes, but is not limited to, statements related to the terms of the Offering, the potential for the Underwriters to exercise the Over-Allotment Option, and Hudbay’s business, objectives, strategies, and intentions. Forward-looking information is not, and cannot be, a guarantee of future results or events.

TSX, NYSE – HBM 2024 No. 8

Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. Prospective purchasers should refer to the Prospectus Supplement, Prospectus, and the documents incorporated by reference in the press release dated May 21, 2024 for further disclosures in respect of the risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information herein. Subject to applicable securities law requirements, Hudbay undertakes no obligation to update or revise any forward-looking information after the date of any forward-looking information whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and any forward-looking information.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining-friendly jurisdictions of Canada, Peru and the United States.

Hudbay’s operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the company, which is complemented by meaningful gold production. Hudbay’s growth pipeline includes the Copper World project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: “We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities.” Hudbay’s mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and efficient operations.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

investor.relations@hudbay.com

1381-7614-3372

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